SmartDrone Corporation



ANNUAL REPORT

2014 Deerbrook Dr

Tyler, TX 75703

(409) 828-0585

https://www.smartdrone.us/

This Annual Report is dated April 4, 2025.

BUSINESS

SmartDrone is an American vertically integrated drone company. We specialize in technology for LiDAR and photogrammetric data collection and processing to increase efficiency, streamline workflows, and maintain accuracy for industries such as land surveying, civil engineering, construction, mining, and more. Our mission is to help bring businesses into the future through our drone-enabled data collection and processing solutions.

SmartDrone, Inc. was incorporated as a Delaware corporation on February 25th, 2020.

SmartDrone has active trademarks for THE U.S.A. DRONE COMPANY™, COLLECT.PROCESS.DELIVER.™, SENSORCORE™, AMP™. Pending trademarks are YOUR DRONE DEPARTMENT™, SMARTDRONE™, EARTHBASE™.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $1,215,000.00
Use of proceeds: Research and Development
Date: September 13, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $778,912 compared to $578,113 in fiscal year 2024.

The decrease in revenue was due to no drone sales due to R&D for our next drone platform and all marketing directed at professional services leading to higher professional services revenue.

Cost of Sales

Cost of Sales for fiscal year 2023 was $319,050 compared to $209,708 in fiscal year 2024.

The cost of sales decreased due to redirecting all marketing to professional services revenue.

Gross Margins

Gross margins for fiscal year 2023 were $459,862. compared to $368,405 in fiscal year 2024.

The decrease was due to no drone sales due to R&D for our next drone platform and all marketing directed at professional services leading to higher professional services revenue.

Expenses

Expenses for fiscal year 2023 were $1,890,814 compared to $1,971,224 in fiscal year 2024.

The increase was primarily due to adding more marketing and an increase in R&D for our next drone platform.

Historical results and cash flows:

The Company is currently in the revenue-generating stage. We believe the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are seeing consistent win rates on projects quoted at high margins. Past cash was primarily generated through equity investments, sales revenues from drone sales, and professional services. We aim to expand our market presence and sales into the states we have not yet sold into.

We anticipate challenges associated with geographic expansion into new states. General business operating regulations vary by state, and we'll need to adapt appropriate controls across a variety of states. The regulatory environment for the drone industry is still forming, and costs may arise because of regulatory changes.

The current employment environment is competitive, and sourcing and recruiting personnel can be challenging and come with delays in staffing positions as we drive to accelerate growth.

If significant hiring delays occur, they may negatively impact the company's cash flow, raising the requirement for additional capital.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $180,947.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Spero Partners LP
Amount Owed: $5,000,000.00
Interest Rate: 3.72%
Maturity Date: May 16, 2027
Primary Secured Creditor. Balance as of December 31, 2024.

Creditor: Spero Partners LP
Amount Owed: $89,988.00
Interest Rate: 4.18%
Maturity Date: Short-term note, payable on demand.
Primary Secured Creditor. Balance as of December 31, 2024.

Creditor: Belle Chanson LLC
Amount Owed: $100.00
Interest Rate: 0.0%
Belle Chanson leases field service trucks to SmartDrone. Material terms of transaction: Trucks are leased at $100 per month, on a month-to-month basis.

Creditor: Invest In Tyler LLC
Amount Owed: $54,000.00
Interest Rate: 0.0%
Invest In Tyler LLC leases 2014 Deerbrook Dr., Tyler, Texas, 75703 (SmartDrone's headquarters) to SmartDrone for $4,500 per month.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

ame: Robert Cammack

Robert Cammack's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman and Chief Executive Officer

Dates of Service: February, 2020 - Present
Responsibilities: As the Founder and CEO of SmartDrone, I drive the company's vision, recruit and retain top talent, and make strategic decisions to ensure our continued growth and success. Robert does not currently receive salary compensation for this role; however, after the company has cumulatively raised over $10M, the Company anticipates Robert will draw a salary of $200,000 annually.

Other business experience in the past three years:

Employer: Belle Chanson LLC
Title: Manager
Dates of Service: October, 2010 - Present
Responsibilities: Manage the affairs of the operating arm of a family office.

Other business experience in the past three years:

Employer: Spero Partners LP
Title: General Partner via Belle Chanson LLC
Dates of Service: October, 2010 - Present
Responsibilities: Spero is the holding company of our family office. I decide and implement an investment strategy.

Other business experience in the past three years:

Employer: Arrow Ventures Corporation
Title: CEO
Dates of Service: June, 2019 - Present
Responsibilities: Make and implement investment decisions. Note, this was a corporate conversion from its prior name, Arrow Ventures LLC which was started on 12/18/2013.

Name: Traci Nichols

Traci Nichols's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary & Treasurer
Dates of Service: January, 2021 - Present
Responsibilities: Traci performs all accounting, human resources, and administrative duties for SmartDrone Corporation. Traci currently receives a salary compensation of $76,575 per year for this role. Traci will be providing Form C sign-off as the Company's Principal Accounting Officer.

Other business experience in the past three years:

Employer: The ARKEO Foundation
Title: Treasurer
Dates of Service: December, 2021 - Present
Responsibilities: All accounting duties and control of corporate book.

Other business experience in the past three years:

Employer: Spero Partners LP
Title: Secretary & Treasurer
Dates of Service: August, 2020 - Present
Responsibilities: Perform accounting functions for Spero Partners LP.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class F Common Stock
Stockholder Name: Arrow Ventures Corporation
Amount and nature of Beneficial ownership: 6,580,195
Percent of class: 84.23

RELATED PARTY TRANSACTIONS

Name of Entity: Belle Chanson LLC
Names of 20% owners: Robert Cammack
Relationship to Company: Equipment Leasing

Nature / amount of interest in the transaction: Belle Chanson leases field service trucks to SmartDrone.
Material Terms: Trucks are leased at $100 per month, on a month-to-month basis.

Name of Entity: Spero Partners LP
Names of 20% owners: Robert Cammack
Relationship to Company: Lender
Nature / amount of interest in the transaction: Spero Partners LP is majority-owned and controlled by Robert Cammack. It provides a $5M line of credit and rents trucks to SmartDrone. At the end of 2023, the total amount drawn was $3,504,988, and at the end of 2024, the balance drawn was $5,000,000.
Material Terms: The line of credit interest rate is 3.72% based on applicable long-term federal rates.

Name of Entity: Spero Partners LP
Names of 20% owners: Robert Cammack
Relationship to Company: Lender
Nature / amount of interest in the transaction: Spero Partners LP is majority-owned and controlled by Robert Cammack. It provides a short-term demand note that at the end of 2024 the balance was $89,988. The interest rate is 4.18% based on applicable federal rates.

Name of Entity: Invest In Tyler LLC
Names of 20% owners: Robert Cammack
Relationship to Company: Landlord
Nature / amount of interest in the transaction: It is owned by Spero Partners LP, a Robert Cammack affiliated company.
Material Terms: Invest In Tyler LLC leases 2014 Deerbrook Dr., Tyler, Texas, 75703 (SmartDrone's headquarters) to SmartDrone for $4,500 per month.

OUR SECURITIES

The company has authorized Class A Common Stock, and Class F Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 813,008 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 2,000,000 with a total of 500,215 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 1,195,380 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 238,349 shares to be issued pursuant to stock options, reserved but unissued.

Rights, Preferences and Restrictions. Please refer to Exhibit F of the Offering Memorandum for a complete list of material rights and preferences associated with Class A and Class F Common shares.

Pursuant to the Company's Articles of Incorporation, Class A Common Stock are designated with the following rights and preferences:

- Voting Rights

- Dividend Rights, if declared by the Board of Directors

- Liquidation Preferences

Certain holders of Class A Common Stock have agreed to a Stock Purchase Agreement, which designates the following additional rights. Investors in this Reg CF campaign will not be subject to the following rights.

- Transfer Restrictions

- Market Stand-Off

- Company Right of First Refusal

Class F Common Stock

The amount of security authorized is 8,000,000 with a total of 7,036,364 outstanding.

Voting Rights

Two votes for each share of Class F Common Stock held.

Material Rights

Rights, Preferences and Restrictions. Please refer to Exhibit F of the Offering Memorandum for a complete list of material rights and preferences associated with Class A and Class F Common shares.

Pursuant to the Company's Articles of Incorporation, Class F Common Stock are designated with the following rights and preferences:

- Voting Rights (2 votes per share)

- Protective Provisions

- Dividend Rights, if declared by the Board of Directors

- Liquidation Preferences

Certain holders of Class F Common Stock have agreed to a Stock Purchase Agreement, which designates the following additional rights.

- Transfer Restrictions

- Drag Along Rights

- Market Stand-Off

- Company Right of First Refusal

- Participation Rights

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Class A Common Stock in the amount of up to $999,999.84 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits SmartDrone was formed on 02, 25, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SmartDrone has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and $1.5M lifetime revenue. If you are investing in our company, it's because you think that commercial drone mapping services, drones, and software are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Rapid Technological Change The drone industry is characterized by rapid technological changes. If SmartDrone fails to keep pace with technological advancements, it may lose its competitive edge and market share. Product Development Risks Developing new drone technologies and products involves substantial risks, including technical, operational, and regulatory challenges. Delays or failures in the development process could negatively impact the company's business and financial performance. Market Acceptance The success of SmartDrone's products depends on the acceptance of drones by various industries and consumers. There is no assurance that the market will adopt SmartDrone's products at the expected rate, which could impact revenue and profitability. Competitive Landscape The drone market is highly competitive, with numerous established companies and startups. Intense competition could lead to pricing pressures, reduced profit margins, and loss of market share. Regulatory Environment The drone industry is subject to extensive regulation by various government agencies. Changes in regulations or the introduction of new regulations could increase operational costs, limit market opportunities, or require significant modifications to SmartDrone's products. Compliance Costs Ensuring compliance with evolving regulatory requirements may necessitate substantial investment in legal, operational, and technical resources. Non-compliance could result in fines, penalties, or restrictions on operations. Revenue Volatility SmartDrone's revenue may fluctuate significantly due to changes in customer demand, product life cycles, and market conditions. Such volatility could affect the company's financial stability and ability to meet its financial obligations. Capital Requirements Developing and commercializing drone technology requires significant capital investment. There is no guarantee that SmartDrone will be able to secure additional funding on favorable terms, which could impede growth and development efforts.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 4, 2025.

SmartDrone Corporation

By   /s/ *Robert W. Cammack*

    Name: SmartDrone Corporation

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS



SmartDrone Corporation (the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2024 & 2023

Table of Contents

INDEPENDENT AUDITOR'S REPORT 3

STATEMENT OF FINANCIAL POSITION 5

STATEMENT OF OPERATIONS 6

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY 7

STATEMENT OF CASH FLOWS 8

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES 9

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 9

NOTE 3 – RELATED PARTY TRANSACTIONS 13

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS 14

NOTE 5 – LIABILITIES AND DEBT 14

NOTE 6 – EQUITY 15

NOTE 7 – SUBSEQUENT EVENTS 16



INDEPENDENT AUDITOR'S REPORT

To: Smartdrone Corporation Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 & 2023 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 29, 2025


SMARTDRONE CORPORATION
STATEMENT OF FINANCIAL POSITION


	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash & cash equivalents	180,947	124,552
Restricted cash	28,068	-
Accounts Receivable	67,699	-
Inventory	795,294	529,231
Other Assets	-	-
Total Current Assets	1,072,008	653,784
Non-Current Assets:		
Fixed Asset-net	163,611	179,058
Capitalized Internal-Use Software Costs	845,774	703,033
Right-of-Use Asset	59,228	103,194
Total Non-Current Assets	1,068,613	985,284
TOTAL ASSETS	2,140,621	1,639,068
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	23,897	293
Insurance Payable	810	8,031
Interest Payable	222,101	46,510
ST Lease Liability	17,984	16,738
Other Current Liabilities	5,544	7,674
Deferred Revenue	103,894	20,739
Note Payable - Related Party ST	89,988	-
Total Current Liabilities	464,216	99,986
Non-Current Liabilities:		
LT Lease Liability	53,689	108,233
SAFE Note	-	2,300,000
Note Payable - Related Party	5,000,000	3,483,930
Total Non-Current Liabilities	5,053,689	5,892,163
TOTAL LIABILITIES	5,517,905	5,992,149
EQUITY		
Common Stock - Class A	5	1
Common Stock - Class F	70	19
Additional paid-in capital	3,946,775	1,200,083
Accumulated Deficit	(7,324,134)	(5,553,183)
TOTAL EQUITY	(3,377,284)	(4,353,081)
TOTAL LIABILITIES AND EQUITY	2,140,621	1,639,068


See Accompanying Notes to these Financial Statements


SMARTDRONE CORPORATION

STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Sales Revenue	12,914	410,145
Service Revenue	565,199	365,484
Sales Returns and Allowances	-	(1,909)
Cost of Services	(202,033)	(138,635)
Cost of Goods Sold	(7,675)	(188,728)
Gross Profit	368,405	446,358
Operating Expenses		
Advertising and Marketing	132,841	146,560
General and Administrative Expenses	330,147	257,088
Repair and Maintenance	58,253	30,280
Payroll Expenses	979,573	1,088,799
Operating Lease Expense	44,647	44,667
Taxes and Licenses	4,058	13,043
Vehicle Lease	11,279	12,000
Professional Fees	58,039	31,475
Depreciation	53,235	46,966
Amortization	170,481	99,581
Insurance Expenses	128,672	120,355
Total Operating Expenses	**1,971,224**	**1,890,814**
Total Loss from Operations	**(1,602,819)**	**(1,444,456)**
Other Income / (Expense)		
Other Income	256	5,192
Interest Income	85	69
Interest expense	(179,260)	(48,599)
Other Expenses	-	(11,399)
Total Other Income/(Expense)	**(178,919)**	**(54,737)**
Net Income (Loss)	**(1,781,738)**	**(1,499,193)**

See Accompanying Notes to these Financial Statements

SMARTDRONE CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

	Common Stock Class A		Common Stock Class F			Retained earnings	Total Shareholder's
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/23	54,121	1	1,856,950	19	1,200,083	(4,059,635)	(2,859,532)
Issuance of Common Stock	-	-	-	-	-	-	-
Prior period adjustment	-	-	-	-	-	5,644	5,644
Net income (loss)	-	-	-	-	-	(1,499,193)	(1,499,193)
Ending balance at 12/31/23	54,121	1	1,856,950	19	1,200,083	(5,553,184)	(4,353,081)
Issuance of Stock	446,094	4.461	5,179,414	52	2,746,691	-	2,746,748
Additional Paid in Capital	-	-	-	-	-	-	-
Prior period adjustment	-	-	-	-	-	10,787	10,787
Net income (loss)	-	-	-	-	-	(1,781,738)	(1,781,738)
Ending balance at 12/31/24	500,215	5	7,036,364	70	3,946,775	(7,324,135)	(3,377,284)

See Accompanying Notes to these Financial Statements

SMARTDRONE CORPORATION
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	(1,781,738)	(1,499,193)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	53,235	46,966
Amortization	170,481	99,581
Accounts Receivable	(67,699)	40,798
Inventory	(266,063)	73,295
Other Assets	-	63,248
Accounts Payable	23,603	(875)
Insurance Payable	(7,221)	8,035
Interest Payable	175,591	46,510
Other Current Liabilities	(2,131)	7,674
Deferred Revenue	83,155	(107,259)
ST Lease Liability	1,245	388
Right-of-Use Asset	43,965	43,578
LT Lease Liability	(54,544)	(53,299)
Prior Period Adjustment	10,787	5,644
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	164,405	274,284
Net Cash provided by (used in) Operating Activities	(1,617,333)	(1,224,909)
INVESTING ACTIVITIES	-	-
Fixed Assets-net	(37,788)	(4,114)
Capitalized Internal-Use Software Costs	(313,222)	(354,500)
Net Cash provided by (used in) Investing Activities	(351,010)	(358,614)
FINANCING ACTIVITIES		
Notes - Related Party	1,606,058	1,483,930
SAFE Note	(2,300,000)	-
Common Stock - Class A	4	-
Common Stock - Class F	51	-
Additional paid-in capital	2,746,692	-
Net Cash provided by (used in) Financing Activities	2,052,805	1,483,930
Cash at the beginning of period	124,552	224,145
Net Cash increase (decrease) for period	84,462	(99,592)
Cash at end of period	209,015	124,552

See Accompanying Notes to these Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

SmartDrone Corporation ('the Company") was formed in Delaware on February 25, 2020. The Company generates revenue by manufacturing and selling commercial Light Detection and Ranging (LiDAR) and camera drones. The Company also operates as a drone services provider (DSP). The drones and services provide topography, LiDAR, and orthomosaic data to its customers. The current customer base primarily consists of registered professional land surveyors who are based in the United States. The Company's headquarters is in Tyler, Texas.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $180,947 and $124,552 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Restricted cash consists of cash owned, but not accessible by the Company as of year-end. Restricted cash as of the years ended December 31, 2024 and 2023 is at $28,068 and $0, respectively which are all held by Start Engine as escrow amounts held back Company's crowdfund offering for the years ended December 31, 2024.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company. The Company's receivables balance as of December 31, 2024 and December 31, 2023, was $67,699 and $0, respectively.

<u>Inventory</u>

Inventory consisted primarily of raw materials, work in process, and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and December 31, 2023 amounted to $795,294 and $529,231, respectively.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Computer Equipment	5	21,107	16,938
Machinery & Equipment	5-7	270,891	237,272
Less Accumulated Depreciation		(128,387)	(75,152)
Totals		163,611	179,058

<u>Capitalized Internal-Use Software Costs</u>

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be five (5) years. As of December 31, 2024 and 2023, the capitalized internal-use software cost amounted to $845,774 and $703,033, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company operates by identifying and analyzing its performance obligations upon signing customer contracts. Revenue streams of the company encompass (1) sales of discovery drones and accessories; (2) professional services involving planning, aerial drone operations, and data collection; and (3) data processing services. Revenue is recognized upon delivery of drone and accessory sales to the customer. Additionally, revenue is recognized upon performance of professional services which include planning, flying, and collecting data using aerial drones; and data processing services to meet customer specifications.

The Company typically engages in sales on credit, with customers remitting half of the payment upon ordering and the remaining half upon receipt of the delivery. In cases where upfront payment is received before services or products are delivered, the Company ensures prompt fulfillment of its performance obligation upon the actual delivery of the services or products. This approach ensures that revenue recognition aligns with the completion of the performance obligations as stipulated in customer agreements.

When performance obligations are yet to be fulfilled, the Company defers revenue for prepaid services. The Company effectively manages its revenue recognition processes while maintaining customer satisfaction through timely service delivery. The Company had $103,894 and $20,737 in deferred revenue as of December 31, 2024 and December 31, 2023, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of office expenses, contractors, telephone, utilities, meals, web services, general insurance, travel, dues and subscriptions, bank fees, and other miscellaneous expenses.

Equity- Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Rob Cammack, CEO, owns Arrow Ventures Corporation which is the majority owner of SmartDrone Corporation.

Additionally, Rob Cammack, CEO also owns Spero Partners LP. As of December 31, 2024 and 2023, the Company has outstanding Note payable to Spero Partners LP amounting to $5,089,988 and $3,483,930, respectively, see Note 5.

Lastly, Rob Cammack, CEO, owns Belle Chanson LLC, from which the Company rents service trucks. As of December 31, 2024, the Company has $1,414 related party transactions with Belle Chanson LLC.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On May 11, 2020, the Company entered into a lease agreement with Invest in Tyler LLC for a building that includes an office and a warehouse. The original lease term was thirty-six months, and it has been renewed for an additional thirty-six months, extending the lease until May 10, 2026.

Lease expense	Year Ending 2024-12
Operating lease expense	44,666.64
Total	44,666.64
Other Information	
Operating cash flows from operating leases	193,500.00
ROU assets obtained in exchange for new operating lease liabilities	259,062.58
Weighted-average remaining lease term in years for operating leases	1.42
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	0.73%

Maturity Analysis	Operating
2025-12	54,000.00
2026-12	18,000.00
2027-12	0.00
2028-12	0.00
2029-12	0.00
Thereafter	0.00
Total undiscounted cash flows	72,000.00
Less: present value discount	(327.39)
Total lease liabilities	71,672.61

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2023 and 2022, the Company entered into SAFE agreement (Simple Agreement for Future Equity) with a related party. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 30% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were at $20M. The SAFE converted to Equity in 2024.

Notes Payable - Related Party

The Company has entered into a note agreement with Spero Partners LP, a related party to establish a line of credit for the purposes of funding operations. Initially, on May 16, 2022, the Company could access up to $2,000,000 under this agreement. A modification on February 8, 2023, increased the credit limit to $2,500,000. Subsequently, on May 10, 2023, the total line of credit was extended to $5,000,000. The interest on the note ranges from 2.66% to 3.72%. The note will mature no later than the fifth anniversary date of the original agreement, May 16, 2027. As of December 31, 2024 and 2023, the notes payable amounted to $5,000,000 and $3,483,930 respectively. See Note 3

On December 18, 2024, the Company entered into a short-term demand note with Spero Partners LP, a related party. The Loan bears an interest rate of 4.18% per annum, compounded annually, and is payable upon demand. The agreement did not specify the total of the Note; it stated the Company would pay the principal and interest outstanding when payment is requested. In 2024, $89,988 was funded . See Note 3

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SAFE Note	2,300,000	-	2024	-	-	-	-	-	2,300,000	2,300,000	-
Note Payable Related Party	5,109,988	3.72% - 4.18%	Multiple	89,988	5,000,000	5,089,988	170,730	-	3,483,930	3,483,930	222,101
Total				89,988	5,000,000	5,089,988	170,730	-	5,783,930	5,783,930	222,101

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares; 8,000,000 of these shares are classified as Class F Common Stock having a par value of $0.00001, and 2,000,000 shares are classified as Class A Common Stock having a par value of $0.00001. As of December 31, 2024, and 2023, 7,036,364 and 1,856,071 Class F shares and 500,215 and 54,121 Class A shares were issued and outstanding, respectively.

Voting: Each holder of shares of Class F Common Stock shall be entitled to two (2) votes for each share of Class F Common Stock. Meanwhile, each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock.

Dividends: The holders of Class F Common Stock and Class A Common Stock are entitled to share equally in dividends and other distributions of cash, property or shares of stock when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 29, 2025, the date these financial statements were available to be issued.

In 2025, there was an additional $185,000 funded by the short-term demand note with Spero Partners LP, disclosed in Note 5 above. The balance of the Note as of the report date is $274,988.

CERTIFICATION

I, Robert W. Cammack, Principal Executive Officer of SmartDrone Corporation, hereby certify that the financial statements of SmartDrone Corporation included in this Report are true and complete in all material respects.

Robert W. Cammack

CEO